Filed by Paine Webber Group Inc.
                         Pursuant to Rule 425 under the Securities Act of 1933

                                      Subject Company: Paine Webber Group Inc.
                                                 Commission File No.:001-07367

                                                              October 11, 2000


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October 10, 2000

Dear Stockholder:

     As you know, UBS AG ("UBS"), UBS Americas Inc. (which was previously named Neptune Merger Subsidiary, Inc.) ("UBS Americas") and Paine Webber Group Inc. ("Paine Webber") have entered into an Agreement and Plan of Merger dated as of July 12, 2000 (the "Merger Agreement"), pursuant to which, subject to certain conditions, including the adoption of the Merger Agreement by the stockholders of Paine Webber, Paine Webber will merge with and into UBS Americas, thereby becoming a wholly owned subsidiary of UBS (the "Merger"). As outlined in the September 21, 2000 Proxy Statement/Prospectus (the "Proxy Statement/Prospectus") previously distributed to you, the terms of the Merger Agreement allow Paine Webber stockholders to choose, subject to certain limitations, the type of consideration (either cash or UBS ordinary shares) that they will receive in exchange for their Paine Webber shares. It is now time for you to choose the merger consideration that you wish to receive. All the documents necessary to complete your election are included in this package. Please review the following documents carefully:

1. The Form of Election and Letter of Transmittal, which enables you to make your election and attach your stock certificates (if appropriate) along with a Substitute Form W-9 to certify your taxpayer identification/social security number;

2.   The Substitute Form W-9 Guidelines;

3. The Instructions for Completing the Form of Election and Letter of Transmittal (the "Instructions"); and

4.   A Return Envelope for mailing items to ChaseMellon Shareholder
     Services.

You should also carefully read the Proxy Statement/Prospectus previously distributed to you.

     To make your election, please complete the Form of Election and Letter of Transmittal and the Substitute Form W-9, attach your Paine Webber stock certificate(s) (if such certificate(s) are required to be sent pursuant to Section 2 of the Instructions) and mail these items to the Exchange Agent, ChaseMellon Shareholder Services. The Form of Election and Letter of Transmittal and your stock certificate(s) (if such certificate(s) are required to be sent pursuant to Section 2 of the Instructions and unless the delivery of such certificate(s) is guaranteed as set forth in Section 5 of the Instructions) must be received no later than 5:00 p.m. New York City time two trading days prior to the date of consummation of the Merger (the "Election Deadline"). UBS will publicly announce the Election Deadline no later than five trading days prior to the date of the consummation of the Merger. If you cannot locate your stock certificates, contact ChaseMellon Shareholder Services, Transfer Agent for Paine Webber, at 1-800-270-3449 (toll free) immediately to receive replacement instructions. If you fail to make a proper election by the Election Deadline for any of your Paine Webber shares, you will receive cash and/or stock consideration based on what is available after other Paine Webber stockholders have made their elections.

     If you have any questions regarding the forms or the election process, please contact ChaseMellon Shareholder Services at 1-888-634-5906 (toll free).

     This communication is not a solicitation of a proxy from any stockholder of Paine Webber. UBS has filed with the Securities and Exchange Commission (the "SEC") the Proxy Statement/Prospectus which was mailed to Paine Webber stockholders on September 22, 2000. UBS and Paine Webber may file other relevant documents concerning the Merger. WE URGE INVESTORS IN PAINE WEBBER TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by UBS will be available free of charge from Investor Relations, UBS, Stockerstrasse 64, Zurich. Documents filed with the SEC by Paine Webber will be available free of charge from Geraldine Banyai, Assistant Secretary, 1285 Avenue of the Americas, New York, New York 10019.

UBS AG
PAINE WEBBER GROUP INC.


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
Return this form with                   FORM OF ELECTION                        Do you need
Paine Webber stock                      AND LETTER OF                           Assistance?
certificates to ChaseMellon             TRANSMITTAL                             Call us Toll Free
no later than 5 PM New York City        Return this form and                    1-888-634-5906
time 2 trading days prior to            your Paine Webber Stock
the date of consummation of             Certificates to ChaseMellon
the Merger                              Shareholder Services as follows:

By Mail:                                By Hand:                                By Overnight Delivery:
ChaseMellon Shareholder                 ChaseMellon Shareholder                 ChaseMellon Shareholder
Services, L.L.C.                        Services, L.L.C.                        Services, L.L.C.
Attn: Reorganization Department         Attn: Reorganization Department         Attn: Reorganization Department
Post Office Box 3301                    120 Broadway, 13th Floor                85 Challenger Rd - Mail Drop-Reorg
South Hackensack, NJ 07606-3301         New York, NY 10271                      Ridgefield Park, NJ 07660

1. About You and Your Shares - Indicate Address Change as Necessary Below

                                                            Account Number:

                                                            Certificate Number        Certificate Number


                                                            Total Certificated Shares


                                                            Total Shares Held by Paine Webber
                                                            Automatic Stock Purchase Plan


2.   Election Options and Required Signatures - Complete A, B and C o All Paine Webber stock certificates MUST accompany this form
     (except as set forth in Section 2 and Section 5 of Instructions) o

A)   Options

__   1.  Exchange all Paine             __   2.  Exchange all Paine             __   3.  No Preference
         Webber shares for                       Webber shares for
         cash                                    UBS AG ordinary shares


If you elect to receive UBS AG ordinary shares, given the number of Paine Webber shares you own, you will receive no more than
________________ UBS ordinary shares.
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B)   Required  Signatures -- All Paine Webber stockholders must    C)SUBSTITUTE FORM W-9              Part 1-
     sign below. The stockholder whose Social Security Number        Department of the Treasury       PLEASE PROVIDE YOUR
     is printed to the right                                         Requested for Taxpayer           TAXPAYER IDENTIFICATION
     must sign the W-9.                                              Identification Number (TIN)      NUMBER ("TIN") BELOW AND
                                                                     and Certification                CERTIFY THAT IT IS YOUR
x                                                                                                     CORRECT TIN BY SIGNING
____________________________________________                                                          AND DATING BELOW
Signature of Stockholder                Date                                                          _________________________
                                                                                                      Taxpayer Identification
x                                                                                                     Number, Social Security
____________________________________________                                                          Number or Employer
Signature of Stockholder                Date                                                          Identification Number
(If joint account)
                                                                   Part 2 - Check this [ ] if you are exempt from backup withholding
(    )     -
Area Code and Daytime Phone                                        Part 3 - By signing below, you are certifying that you have
The signatory above applies for registration in the share          not been notified by the Internal Revenue Service ("IRS") that
register of UBS AG as the owner of such number of registered       you are subject to backup withholding as a result of a failure
shares resulting from the exchange of Paine Webber                 to report all interest and dividends or that the IRS has notified
shares and declares that such signatory has acquired the           you that you are no longer subject to backup withholding. You
registered UBS ordinary shares, if any, in such signatory's        must cross out this Part 3 if this certification does not apply
own name and for such signatory's own account and                  to you.
provides the following information to UBS AG:
                                                                   Part 4 - Check this [ ] if you are awaiting a TIN*
Citizenship (if a natural person):__________________________
                                                                   CERTIFICATION: UNDER THE LAWS OF PERJURY, I CERTIFY THAT THE
Date of birth (if a natural person):________________________       INFORMATION PROVIDED ON THIS SUBSTITUTE FORM W-9 IS TRUE, CORRECT
                                                                   AND COMPLETE.
Registered Office (if not a natural person):________________
                                                                   PRINT NAME ________________________________

3. Special Transfer or Payment Instructions                        SIGNATURE _________________________________

The check and/or UBS stock certificate from the                    DATE ______________________________________
exchange will be issued in the name(s) printed in Section
1 unless you indicate a different name below. Your signature       NOTE: FAILURE TO COMPLETE AND RETURN THE ABOVE SUBSTITUTE FORM
and a Signature Guarantee are required. The                        W-9 MAY RESULT IN BACKUP WITHHOLDING OF 31% OF ANY PAYMENTS
Substitute Form W-9 to the right must be completed by              MADE TO YOU PURSUANT TO THE MERGER OR REDEMPTION.
the new account holder.

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                                                                   *YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU CHECKED THE
________________________________________________________           BOX IN PART 4 OF THE SUBSTITUTE FORM W-9:
NAME
                                                                   CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER
________________________________________________________           I certify under penalties of perjury that a taxpayer
NAME                                                               identification number has not been issued to me, and that either
                                                                   (a) I have mailed or delivered an application to receive a
________________________________________________________           taxpayer identification number to the appropriate Internal
ADDRESS                                                            Revenue Service Center or Social Security Administration Office,
                                                                   or (b) I intend to mail or deliver an application in the near
________________________________________________________           future. I understand that if I do not provide a taxpayer
CITY-STATE-ZIP                                                     identification number within sixty (60) days, 31% of all
                                                                   reportable payments made to me thereafter will be withheld
x_______________________________________________________           withheld until I provide a number.
AUTHORIZED SIGNATURE(s)
                                                                   __________________________      ____________________
           PLACE MEDALLION                                               Signature                         Date
       SIGNATURE GUARANTEE HERE

4. Special Delivery Instructions                                   5. Notice of Guaranteed Delivery (See Section 5 of Instructions)

The UBS stock certificate and/or check will be mailed to the       _______________________________________________
address shown in Section 1 unless you indicate a different         Name of Firm
address below:
                                                                   _______________________________________________
________________________________________________________           Authorized Signature
NAME
                                                                   _______________________________________________
________________________________________________________           Title
ADDRESS
                                                                   _______________________________________________
________________________________________________________           Address
CITY-STATE-ZIP
                                                                   _______________________________________________
                                                                   City-State-Zip
                                                                   Area Code and Telephone
                                                                   Number(s):_____________________________________
                                                                   Date:___________________________________, 2000

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                INSTRUCTIONS FOR COMPLETING THE FORM OF ELECTION
                           AND LETTER OF TRANSMITTAL

________________________________________________________________________________

These instructions are for the accompanying Form of Election and Letter of Transmittal for the registered stockholders of Paine Webber Group Inc. ("Paine Webber"). All elections are subject to the terms of the Agreement and Plan of Merger dated as of July 12, 2000 (the "Merger Agreement") that was previously furnished to stockholders as part of the Proxy Statement/Prospectus dated September 21, 2000 (the "Proxy Statement/Prospectus").

If a holder of shares of Paine Webber common stock does not submit an effective Election Form to the Exchange Agent at its designated office by 5:00 p.m., New York City time, on the second trading day prior to the date of the consummation of the Merger (the "Election Deadline"), such holder shall be deemed to have made no election and such holder's shares of Paine Webber common stock shall be deemed to be No-Election Shares (as defined in the Merger Agreement). UBS will publicly announce the Election Deadline no later than five trading days prior to the date of the consummation of the Merger.

                  FORM OF ELECTION AND LETTER OF TRANSMITTAL


Section 1. ABOUT YOU AND YOUR SHARES

Section 1 of the Form of Election and Letter of Transmittal shows the registration of your account and the number and type of shares owned by you as reflected on the records of Paine Webber at the time of mailing these instructions.

If you cannot locate your stock certificates contact ChaseMellon Shareholder Services, Transfer Agent for Paine Webber at 1-800-270-3449 (toll free) immediately to receive replacement instructions.

Mark through any incorrect address information that is printed in this area on the Form of Election and Letter of Transmittal. Clearly print the correct address in the space beside the printed information.

Section 2. ELECTION OPTIONS AND REQUIRED SIGNATURES

The terms of the Merger Agreement allow you to choose, subject to certain limitations, the type of consideration you wish to receive for your shares. For more information, please refer to the Proxy Statement/Prospectus. If you elect to receive cash or UBS AG ordinary shares in exchange for your Paine Webber shares, your stock certificates must be returned with the Form of Election and Letter of Transmittal for your election to be valid (unless the delivery of such certificates is guaranteed as set forth in Section 5 of these Instructions). If you do not hold shares in certificate form, you are still required to complete this Form of Election and Letter of Transmittal.

If you do not make an election (including if you check Box 3 ("No Preference") in Section 2A of your Form of Election and Letter of Transmittal), then you must keep your stock certificates until after the Merger is completed, when you will receive a letter of transmittal describing how you may exchange your stock certificates for Merger consideration.

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                                                                          2

A) Election Options
Select from the following options:

1. Exchange all Paine Webber shares for cash. If you select this option, you will receive $73.50 for each Paine Webber share you own, subject to the proration provisions in the Merger Agreement and described below.
2. Exchange all Paine Webber shares for UBS ordinary shares. If you select this option, you will receive 0.4954 of a UBS ordinary share for each Paine Webber share you own, subject to the proration provisions in the Merger Agreement and described below. No fractional shares will be issued and you will receive a cash payment in lieu of fractional shares.
3. No Preference. If you select this option, you are indicating that you have no preference as to the type of consideration you will receive, and will accept cash or UBS ordinary shares, in each case subject to the proration provisions of the Merger Agreement and described below, as determined by the Exchange Agent based on what is available after other Paine Webber stockholders have made their elections.

If your Paine Webber Automatic Stock Purchase share balance changes during the election period, the Form of Election and Letter of Transmittal will apply to any shares held in your Paine Webber Automatic Stock Purchase account as of the effective date of the Merger.

The Merger Agreement provides that the percentage of shares of Paine Webber common stock that will be converted into UBS ordinary shares is fixed at 50%. Therefore, Paine Webber stockholders' elections, including yours, may be adjusted on a pro rata basis so that, in the aggregate, 50% of the Paine Webber common stock is converted into the right to receive UBS ordinary shares and 50% of the Paine Webber common stock is converted into the right to receive cash. The allocations will be based on the provisions of the Merger Agreement.

B) Required Signatures
All individuals listed on the account must sign the Form of Election and Letter of Transmittal. Please be sure to include your daytime telephone number.

C) W-9 Certification
Certify that the Social Security Number printed on the form is correct. Regardless of whether you have previously furnished a Taxpayer Identification Number (TIN), Social Security Number (SSN) or the certification on Form W-9 with respect to dividend payments, you must again furnish this number on the W-9 Certification.

If you are a trustee, executor, administrator or someone who is acting on behalf of a stockholder and your name is not printed on the Form of Election and Letter of Transmittal, you must include your full title and send us proper evidence of your authority to exchange the shares.

Any disputes regarding your election or the elections made by other Paine Webber stockholders will be resolved by the Exchange Agent (in consultation with UBS) and such decision will be final for all parties concerned. The Exchange Agent has the absolute right to reject any and all Forms of Election and Letters of Transmittal which it determines are not in proper form or to waive minor defects in any form. Surrenders of certificates will not be effective until all defects or irregularities that have not been waived by the Exchange Agent have been corrected. Please return your Form of Election and Letter of Transmittal promptly to allow sufficient time to correct any possible deficiencies before the Election Deadline.


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                                                                          3

UNLESS THERE ARE SPECIAL TRANSFER OF PAYMENT INSTRUCTIONS OR SPECIAL DELIVERY INSTRUCTIONS, OR YOU ARE REPORTING LOST, STOLEN OR DESTROYED CERTIFICATES, OR YOU ARE ELECTING TO RECEIVE CASH OR UBS ORDINARY SHARES IN EXCHANGE FOR YOUR PAINE WEBBER SHARES AND YOUR STOCK CERTIFICATES ARE NOT IMMEDIATELY AVAILABLE, YOU NEED NOT CONTINUE TO THE NEXT SECTION. HOWEVER, BEFORE YOU MAIL YOUR FORM OF ELECTION AND LETTER OF TRANSMITTAL, MAKE SURE YOU DO THE FOLLOWING:

a)   Verify the election you have chosen;
b)   Sign, date and include your daytime phone number;
c)   Verify the SSN or TIN printed on the form and sign the W-9 certification;
     and
d) Include your Paine Webber stock certificates, if you elect to receive cash or UBS AG ordinary shares in exchange for your Paine Webber shares, along with the Form of Election and Letter of Transmittal in the enclosed envelope (unless the delivery of such certificates is guaranteed as set forth in Section 5 of these Instructions).

Section 3. SPECIAL TRANSFER OR PAYMENT INSTRUCTIONS

If you want your UBS ordinary share certificate(s) registered or your check made payable in a name or names different from the name(s) printed on the Form of Election and Letter of Transmittal, please follow the instructions below.

First, print the name(s) and address of the person(s) receiving the shares in the space provided under Special Transfer or Payment Instructions. Then, refer to the procedures printed below for the requirements needed to make some of the most frequently requested types of registration changes. These documents must accompany your Paine Webber stock certificate(s), if applicable, and your Form of Election and Letter of Transmittal.

Name change due to marriage or transfer of ownership to another individual:

1. Obtain a signature guarantee for the stockholder whose name is printed on the Form of Election and Letter of Transmittal. If it is a joint account both owners must sign and have their signatures guaranteed. Each signature must be guaranteed by an officer of a commercial bank, trust company, credit union or savings & loan who is a member of the Securities Transfer Agents Medallion Program (STAMP), or by a stockbroker who is a member of STAMP. The signature of a Notary Public is not acceptable for this purpose.

2. Complete the Substitute Form W-9 on the Form of Election and Letter of Transmittal by listing the Taxpayer Identification Number (TIN) or Social Security Number (SSN) that is to be used for tax reporting on the new account. The individual whose TIN or SSN is being used must sign the Substitute Form W-9. Please refer to the Instructions for Completing Substitute Form W-9 for more detailed information.


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                                                                             4

Stockholder whose name is printed on the Form of Election and Letter of Transmittal is deceased. You are the executor or administrator of the estate:

1. Provide a certified (under raised seal) copy of the Court Qualification appointing the legal representative (dated within 60 days).

2. Obtain a signature guarantee for the legal representative. The signature must be guaranteed by an officer of a commercial bank, trust company, credit union or savings & loan who is a member of the Securities Transfer Agents Medallion Program (STAMP), or by a stockbroker who is a member of STAMP. The signature of a Notary Public is not acceptable for this purpose.

3. Complete the Substitute Form W-9 on the Form of Election and Letter of Transmittal by listing the Taxpayer Identification Number (TIN) or Social Security Number (SSN) that is to be used for tax reporting on the new account. If the account is being registered in the name of the estate and not to an individual, a TIN is required. Please refer to the Instructions for Completing Substitute Form W-9 for more detailed information.

The account is a joint account and one of the accountholders is deceased. Transferring shares to the survivor only:

1.   Provide a certified (under raised seal) copy of death certificate.

2.   Survivor's signature (Signature guarantee is not necessary in this case).

3. Complete the Substitute Form W-9 on the Form of Election and Letter of Transmittal by listing the Taxpayer Identification Number (TIN) or Social Security Number (SSN) that is to be used for tax reporting on the new account. The individual whose TIN or SSN is being used must sign the Substitute Form W-9. Please refer to the Instructions for Completing Substitute Form W-9 for more detailed information.

The account is a joint account and one of the accountholders is deceased. Transferring shares to the survivor and adding a name:

1.   Provide a certified (under raised seal) copy of death certificate.

2. Survivor must obtain a signature guarantee. The signature must be guaranteed by an officer of a commercial bank, trust company, credit union or savings & loan who is a member of the Securities Transfer Agents Medallion Program (STAMP), or by a stockbroker who is a member of STAMP. The signature of a Notary Public is not acceptable for this purpose.

3. Complete the Substitute Form W-9 on the Form of Election and Letter of Transmittal by listing the Taxpayer Identification Number (TIN) or Social Security Number (SSN) that is to be used for tax reporting on the new account. The individual whose TIN or SSN is being used must sign the substitute Form W-9. Please refer to the Instructions for Completing Substitute Form W-9 for more detailed information.


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                                                                             5

The account is a custodial account and the former minor has reached the legal age of majority:

1. The former minor must obtain a signature guarantee. The signature must be guaranteed by an officer of a commercial bank, trust company, credit union or savings & loan who is a member of the Security Transfer Agents Medallion Program (STAMP), or by a stockbroker who is a member of STAMP. The signature of a Notary Public is not acceptable for this purpose.

2. Provide a certified (under raised seal) copy of the birth certificate for the former minor.

3. Complete the Substitute Form W-9 on the Form of Election and Letter of Transmittal by listing the Taxpayer Identification Number (TIN) or Social Security Number (SSN) that is to be used for tax reporting on the new account. The individual whose TIN or SSN is being used must sign the Substitute Form W-9. Please refer to the Instructions for Completing Substitute Form W-9 for more detailed information.

If the request is being made by the minor who has now reached the age of majority:

1. The former minor must obtain a signature guarantee. This signature must be guaranteed by an officer of a commercial bank, trust company, credit union or savings & loan who is a member of the Securities Transfer Agents Medallion Program (STAMP), or by a stockbroker who is a member of STAMP. The signature of a Notary Public is not acceptable for this purpose.

2. Complete the Substitute Form W-9 on the Form of Election and Letter of Transmittal by listing the Taxpayer Identification Number (TIN) or Social Security Number (SSN) that is to be used for tax reporting on the new account. The individual whose TIN or SSN is being used must sign the Substitute form W-9. Please refer to the Instructions for Completing Substitute Form W-9 for more detailed information.

You want to have the account registered in the name of a trust:

1. Obtain a signature guarantee for the stockholder whose name is printed on the Form of Election and Letter of Transmittal. If it is a joint account, both owners must sign and have their signatures guaranteed. Each signature must be guaranteed by an officer of a commercial bank, trust company, credit union or savings & loan who is a member of the Securities Transfer Agents Medallion Program (STAMP), or by a stockbroker who is a member of STAMP. The signature of a Notary Public is not acceptable for this purpose.

2.   Provide a copy of the first and last pages of the trust agreement.

3. Complete the Substitute Form W-9 on the Form of Election and Letter of Transmittal by listing the Taxpayer Identification Number (TIN) or Social Security Number (SSN) that is to be used for tax reporting on the new account. The individual whose TIN or SSN is being used must sign the Substitute Form W-9. Please refer to the Instructions for Completing Substitute Form W-9 for more detailed information.

If your circumstances differ from those listed above, or if you have any other questions, please contact ChaseMellon Shareholder Services, Exchange Agent, at 1-888-634-5906 (toll free).


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                                                                             6

Section 4. SPECIAL DELIVERY INSTRUCTIONS

Complete this area only if you want the UBS ordinary share certificates and/or check resulting from your election to be delivered to an address other than the one printed in Section 1 on the Form of Election and Letter of Transmittal.

Note: Your address of record will not be affected by completing this section.

Section 5. NOTICE OF GUARANTEED DELIVERY

In order for an election to be effective, the Exchange Agent must receive a properly completed Form of Election, accompanied by stock certificate(s) (if such certificate(s) are required to be sent pursuant to Section 2 of these Instructions) representing Paine Webber shares currently held by you (or a proper guarantee of delivery, as described below) no later than the Election Deadline. Persons whose stock certificate(s) are not immediately available also may make an election by completing the Form of Election and submitting it to the Exchange Agent by the Election Deadline, and by having the Notice of Guaranteed Delivery properly completed and duly executed by a member of a registered national securities exchange or of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the United States (subject to the condition that the stock certificate(s), the delivery of which is guaranteed by such completion and due execution, are in fact delivered to the Exchange Agent no later than 5:00 p.m. New York City time, on the third New York Stock Exchange, Inc. trading day after such Notice of Guaranteed Delivery, properly completed and executed, is delivered to the Exchange Agent).

                  AUTOMATIC STOCK PURCHASE PLAN PARTICIPANTS

Any reference to the term "certificate" means Paine Webber shares held in certificate form. Your Paine Webber Automatic Stock Purchase Plan shares are held as book entry; therefore, you will not have any certificates to surrender. However, you are still required to complete the Form of Election and Letter of Transmittal as explained in Section 2 of these Instructions. (Please note: Commencing one trading day prior to the Election Deadline, no further transactions will be processed under the Paine Webber Automatic Stock Purchase Plan.)

                             DELIVERY INSTRUCTIONS

                       ChaseMellon Shareholder Services

                  For information (Toll Free): 1-888-634-5906

By Mail:
ChaseMellon Shareholder Services, L.L.C.
Reorganization Department
Post Office Box 3301
South Hackensack, NJ 07606-3301

By Overnight Delivery:
ChaseMellon Shareholder Services, L.L.C.
Reorganization Department
85 Challenger Road
Ridgefield Park, NJ 07660

By Hand:
ChaseMellon Shareholder Services, L.L.C.
120 Broadway
13th Floor
New York, NY 10271